Exhibit 19
Compliance with United States Securities Laws
Disclosure of Material, Nonpublic Information
Insider Trading
Specific Transactions under Lockheed Martin Sponsored Plans
Post-Termination Transactions
Additional Prohibited Transactions
Directors and Section 16 Officers
Transactions by Family Members or Controlled Entities
Company Assistance
Violations
Legal Effect of this Policy

General Applicability Statement
1.0 Policy
Lockheed Martin and its Directors (as defined below), employees (to include officers) and agents must at all times comply with the securities laws of the United States and the rules of the stock exchanges in which a company’s securities are listed when trading in securities (this includes Lockheed Martin transactions in its own securities and securities of third parties).
2.0 Introduction
2.1 This policy concerns compliance with legal prohibitions against trading in securities while in possession of material, nonpublic information. Lockheed Martin will, and expects its employees, Directors and agents to, comply with the letter of the law and to exercise judgment to comply with the spirit of the law and avoid even the appearance of impropriety when trading in securities. As a result, this policy also restricts certain transactions in Lockheed Martin securities that the Corporation deems inappropriate or speculative.
2.2 Violation of this policy is subject to disciplinary action by Lockheed Martin, up to and including termination of employment. If Lockheed Martin becomes aware of insider trading, it may inform regulators and government authorities. Penalties for violations of insider trading laws can be severe, including substantial fines and/or imprisonment. No amount or value is too small to be subject to liability. Regulators and governmental authorities routinely employ sophisticated stock market surveillance techniques to detect and prosecute insider trading violations.
3.0 Definitions
Director – A member of the Board of Directors of Lockheed Martin Corporation.

Executive Officer - A person that has been designated as a member of the Lockheed Martin Executive Leadership Team.
Section 16 Officer – A person designated by the Board of Directors as an officer of Lockheed Martin Corporation within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the Exchange Act).

Material – Information generally is considered "material" if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to trade a security. The information may concern Lockheed Martin or another company. Directors and employees should assume that information that affects their consideration of whether to trade, or that might tend to influence the price of the security, is material and bear in mind the following:
•any proceeding alleging that improper trading took place will necessarily occur after the trade has been completed and, therefore, is particularly susceptible to second guessing with the benefit of hindsight;
•information need not be certain to be material; information that something is likely to happen, or even just that it may happen, is material;
•courts generally resolve close cases in favor of finding information material, and anyone trading in securities should err on the side of caution; and
•the Securities and Exchange Commission (SEC) takes the position that the mere fact that an individual knows material, non-public information is a bar to trading; it is no excuse that the individual’s reasons for trading were not based on the information.
For examples of the types of information that may constitute material information about Lockheed Martin, see CPS-020, Fair Disclosure of Material Information and Financial Information to the Investment Community and Public.
Nonpublic – For the purposes of this policy, information is "nonpublic" until three criteria have been satisfied:
First, the information must have been widely disseminated. Wide dissemination generally requires that the information must have appeared in a filing with the SEC, a press release issued through broadly circulated news or wire services, or in the print, broadcast or web-based editions of one or more mainstream national news media (e.g., Bloomberg, CNBC, CNN Money, The Financial Times, Google Finance, The New York Times, Politico, Reuters, Yahoo! Finance, or The Wall Street Journal).
Second, the information disseminated must be some form of "official" announcement. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient even when the information is accurate.
Third, after the information has been disseminated, a period of time sufficient for the information to be assimilated by the general public must pass. With respect to information concerning Lockheed Martin, information will generally not be considered public until at least one full trading day of the New York Stock Exchange (NYSE) has passed following its dissemination, particularly where the release of this information is expected such as our quarter or year-end earnings releases. In this case, if an announcement were made prior to the opening of the NYSE on a Tuesday, the open of the NYSE on Wednesday would generally be when an employee or Director could first trade. Unexpected announcements, particularly if complex, such as a major acquisition or divestiture, may cause the Senior Vice President, General Counsel & Corporate Secretary or designee to impose a longer period.
Security or Securities – The term “security” is defined very broadly by the securities laws and includes stock (common and preferred), restricted stock units, employee stock options, bonds, notes, debentures, put or call options, or similar instruments.
Trade or Trading – Except as specified below, the term “trade” includes all transactions in Lockheed Martin securities, including fund transfers or fund reallocations into or out of the Lockheed Martin stock fund in your savings, benefit or deferred compensation plans; purchases or sales of common stock (including the sale of shares received from vested restricted stock units); and gifts of Lockheed Martin securities if the value of the gift is established for tax purposes at the time the gift is made. It also includes trades executed pursuant to limit orders, even if these were placed prior to your coming into possession of material, nonpublic information. If you have elected to have money directed to a Lockheed Martin stock fund in an employee benefit plan, it does not include continued purchases in accordance with your prior election, but you may not make or change an election while in possession of material, nonpublic information. Additionally, it does not prohibit trades in broad-based mutual funds, nor trades pursuant to approved Rule 10b5-1 plans.
4.0 Disclosure of Material, Nonpublic Information
4.1 The securities laws and the rules of the stock exchanges upon which Lockheed Martin's securities are listed impose certain obligations upon Lockheed Martin with respect to the disclosure of material, nonpublic information. Lockheed Martin's ability to meet its disclosure obligations, particularly with respect to the nature, extent, and timing of disclosure, can be adversely affected by unauthorized disclosure of material nonpublic information. In addition, unauthorized disclosure could constitute an illegal “tip" as discussed in the procedures relating to “Insider Trading” (section 5.0). Therefore, Lockheed Martin has established the following procedures concerning the treatment of material, nonpublic information.
Disclosures to Other Employees
4.2 Employees may disclose material, nonpublic information to other employees only on a need to know basis for legitimate business purposes and in the absence of any reason to believe that the information will be misused or improperly disclosed by the recipient. See CRX-015. Also see “Responsibility for Subordinates,” paragraphs 5.7 – 5.9, and “Individual Responsibility,” paragraph 5.6.
Disclosures to Third Parties
4.3 No employee or Director may disclose material, nonpublic information to anyone not an employee or Director of Lockheed Martin (including to family members), except when:
•such disclosure is needed to carry out Lockheed Martin business;
•the recipient of the information has entered into a Proprietary Information Agreement in accordance with CRX-015, Protection of Sensitive Information (and the disclosure is expressly made under the terms of that agreement); and
•the employee or Director disclosing the information has no reason to believe that the recipient will misuse the information. When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence.

Disclosures to the Investment Community and Public
4.4 Lockheed Martin is required under Regulation FD of the federal securities laws to avoid selective disclosure of material, nonpublic information to Lockheed Martin stockholders or other members of the investment community. Lockheed Martin has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release to the investment community and public simultaneously. See CPS-020. Lockheed Martin also has established procedures for the release of proprietary information. See CRX-015. Employees may not disclose information to others outside Lockheed Martin, including family members and friends, except in accordance with those procedures.
Responses to Inquiries or Rumors
4.5 If an employee who has not been expressly authorized to speak on behalf of Lockheed Martin receives an inquiry concerning Lockheed Martin from the media, then the employee must refer the inquiry, without comment, to the Senior Vice President & Chief Communications Officer. Inquiries from securities analysts or other members of the investment community should be referred, without comment, to the Vice President Treasurer & Investor Relations.
4.6 It is Lockheed Martin’s practice not to respond to inquiries or rumors with respect to any repurchase or distribution of its securities, acquisitions, divestitures, or similar transactions prior to public announcement by SEC filing or press release. Any variation from the response, “It is our policy not to comment on inquiries of that nature,” must be coordinated with and approved in advance by the Senior Vice President, General Counsel & Corporate Secretary.
Disclosure on Social Media
4.7 Employees and Directors also may not discuss material, nonpublic information or proprietary information about Lockheed Martin or its business on the Internet or social media. See CRX-253, Social Media. This same restriction applies to material, nonpublic information or proprietary information about another company or its business where such information was gained as a result of the employee's or Director’s service with or relationship to Lockheed Martin.
5.0 Insider Trading
5.1 In the normal course of business, employees and Directors may come into possession of material, nonpublic information concerning Lockheed Martin, transactions in which it proposes to engage, or other entities with which it does business. Buying or selling securities while in possession of such information (commonly called "insider trading") is illegal. It also is illegal to recommend to others (commonly called "tipping") that they buy, sell, or retain the securities to which such material, nonpublic information relates.
5.2 "Tipping" is illegal without regard to whether the information underlying the recommendation is actually disclosed.
5.3 Insider trading liability can extend to the individuals involved, "controlling persons" (as discussed below) and Lockheed Martin. Therefore, Lockheed Martin has established the following implementing procedures with respect to trading in securities.
Restrictions on Trading and/or Tipping While in Possession of Material, Nonpublic Information
5.4 Employees and Directors must not trade, or recommend that anyone else trade (whether or not the basis of the recommendation is disclosed), in:
(a) Lockheed Martin securities while in possession of material, nonpublic information about Lockheed Martin; and
(b) the securities of another company while in possession of material, nonpublic information concerning that company, where such information was gained as a result of the employee’s or Director’s service with or relationship to Lockheed Martin.
These restrictions apply to all employees and Directors at all times regardless of whether Lockheed Martin has imposed a trading blackout period and regardless of whether they are subject to (or have received) a trading blackout notice.

5.5 Employees and Directors should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal "tip."
5.6 Every employee and Director is personally responsible for their stock trading activity and must comply with the securities laws. It is advisable that employees and Directors only invest in Lockheed Martin's securities or the securities of any company that has a substantial relationship with Lockheed Martin from the perspective of a long-term investor who would like to participate over time in the company's earnings growth. Active trading or short-term speculation may create an appearance of impropriety.
Responsibility for Subordinates
5.7 The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as "controlling persons" with respect to the violator.
5.8 The term "controlling person" is not defined, but includes employers (i.e., Lockheed Martin), directors, officers, and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered "controlling persons" with respect to any other individual whose behavior they have the power to influence.
5.9 Liability can be imposed only if two conditions are met. First, it must be shown that the "controlling person" knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the "controlling person" failed to take appropriate steps to prevent the violation from occurring. For this reason, Lockheed Martin's supervisory personnel must take appropriate steps to ensure that those they supervise understand and comply with this policy.
Precautionary Trading Blackout Periods
Quarterly Trading Blackout Periods
5.10 As a precautionary measure to ensure compliance with securities laws, Lockheed Martin imposes a “trading blackout period” to restrict trading in its securities by any employee who participates as a certifier in the quarterly or annual review process for certification of Lockheed Martin’s quarterly or annual reports filed with the SEC and any other employee who has or is expected to acquire knowledge of the Corporation's quarterly or annual financial results prior to their public release.
5.11 Quarterly trading blackout periods commence fourteen (14) days prior to the accounting closing date for each quarter and continue until the opening of the NYSE on the day following the date earnings are publicly disseminated (provided that one full trading day of the NYSE has elapsed since public dissemination). The accounting closing date in the first three quarters of the year is the last Sunday of the last month of each quarter such that the blackout will begin on and include the Monday two weeks prior. The fourth quarter (year-end) accounting closing date is always 31 December such that the blackout will begin on 18 December. Earnings are generally released prior to opening of the NYSE on a Tuesday such that, if this occurs, the blackout will end with the opening of the NYSE the following day, a Wednesday. Employees may click here to view the currently scheduled accounting closing dates, quiet period and trading blackout commencement dates, and expiration dates.
Ad Hoc Trading Blackout Periods
5.12 There may be additional periods when Lockheed Martin possesses material, nonpublic information where it is appropriate to impose a trading blackout period (for example, during pending negotiations regarding a material transaction or pending the release of other material, nonpublic information). In those instances, the Senior Vice President, General Counsel &

Corporate Secretary or designee will recommend and implement appropriate precautionary measures to prevent insider trading and procedures to protect the confidentiality of material, nonpublic information pending public release.
Standing and Limit Orders
5.13 Standing and limit orders (except standing or limit orders under an approved Rule 10b5-1 Plan described below) create heightened risks for insider trading violations. Because there is no control over the timing of purchases or sales that result from standing or limit instructions to a broker, the broker could execute a transaction when an employee or Director is in possession of material, nonpublic information. As a result, any standing or limit order should be used judiciously, have a short duration, and should be monitored so that any transaction under the order is in compliance with this policy. If an employee or Director becomes subject to a trading blackout, the order must be revoked immediately.
6.0 Specific Transactions under Lockheed Martin Sponsored Plans
Retirement Savings and Deferred Compensation Plans
6.1 This policy does not restrict purchases of interests in the Lockheed Martin stock fund in a company sponsored 401(k) or other retirement savings or deferred compensation plan resulting from weekly or other periodic contributions of money to the plan pursuant to an employee’s prior payroll deduction election.
6.2 This policy does apply, however, to certain elections that an employee may make under a company sponsored 401(k) or other plan, including:
•an election to increase or decrease the percentage of the periodic contributions that will be allocated to the Lockheed Martin stock fund;
•an election to make an intra-plan transfer of an existing plan balance into or out of the Lockheed Martin stock fund;
•an election to borrow money against a 401(k) or other retirement savings plan account if the loan will result in a liquidation of some or all of the employee’s Lockheed Martin stock fund balance; and
•an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Lockheed Martin stock fund.
Restricted Stock Unit Vesting
6.3 This policy does not restrict the vesting of a restricted stock unit, or the exercise of a tax withholding right pursuant to which shares are withheld by Lockheed Martin to satisfy tax withholding requirements.
6.4 This policy does apply, however, to any subsequent sale of the stock by the recipient.
Dividend Reinvestments
6.5 This policy does not apply to purchases of Lockheed Martin stock resulting from the reinvestment of dividends paid on Lockheed Martin securities under the Computershare Investment Plan (CIP), a direct stock purchase and dividend reinvestment plan offered and administered by Lockheed Martin’s transfer agent, Computershare Trust Company, N.A. or other similar plans.

6.6 This policy does apply, however, to any voluntary purchases of Lockheed Martin stock resulting from an election to participate in, change the level of participation in, or otherwise transact in shares under the CIP or other dividend reinvestment plan.
Rule 10b5-1 Plan
6.7 This policy does not apply to transactions under a Rule 10b5-1 plan approved by the Senior Vice President, General Counsel & Corporate Secretary or designee. Rule 10b5-1 issued under the Exchange Act provides an affirmative defense from insider trading liability for pre-planned securities transactions pursuant to a written plan that is entered into in good faith at a time when that person was unaware of material, nonpublic information. Lockheed Martin securities may be purchased or sold under an approved plan meeting the requirements of Rule 10b5-1 without regard to trading blackouts provided the requirements of paragraph 6.8 are met.
6.8 An employee or Director wishing to utilize the Rule 10b5-1 defense must use a Rule 10b5-1 plan approved by the Senior Vice President, General Counsel & Corporate Secretary or designee and also must be cleared by the Senior Vice President, General Counsel & Corporate Secretary or designee to enter into the plan. The 10b5-1 plan must comply with the requirements set forth in Rule 10b5-1. An approved employee or Director may only enter into the plan during the 14-day period following the end of a quarterly trading blackout and may not otherwise be aware of material, nonpublic information at that time. The plan must specify the amount, pricing, and timing of the transactions. In addition, the participant must wait a designated period of time in compliance with Rule 10b5-1 before the first trade occurs. Once the plan is in place, the participant must not exercise any influence over the amount of securities to be traded, the price at which the securities are to be traded, or the dates of the trade. Modifications and early termination of the plans generally are not permitted and would require the express approval of the Senior Vice President, General Counsel & Corporate Secretary or designee. No person may have more than one Rule 10b5-1 plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1.
6.9 This policy does apply, however, to employees and transactions under plans not specifically approved by the Senior Vice President, General Counsel & Corporate Secretary or designee.
7.0 Post-Termination Transactions
7.1 This policy continues to apply to transactions in Lockheed Martin securities after an employee or Director has terminated employment or service. An employee or Director who is in possession of material, nonpublic information when their employment or service terminates may not trade in Lockheed Martin securities until that information has become public or is no longer material.
7.2 The additional prohibited transactions discussed in section 8.0 generally expire upon termination of employment or service (except in the case of Section 16 Officers and Directors, where the restrictions may extend for up to six months). Any questions about the application of this policy to post-termination transactions should be directed to the Senior Vice President, General Counsel & Corporate Secretary.
8.0 Additional Prohibited Transactions

8.1 The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires the SEC to require each publicly-traded issuer to disclose in its annual proxy statement whether its employees or Directors are permitted to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to employees by the issuer as part of employee or Director compensation. Certain forms of hedging or monetization transactions allow an employee or Director to lock in much of the value of their stock holdings. These transactions may allow an employee or Director to continue to own the securities, but without the full risks and rewards of ownership. When that occurs, the employee or Director may no longer have the same objectives as the Corporation’s other stockholders.
8.2 Lockheed Martin considers it improper and inappropriate for any employee or Director to engage in speculative transactions in Lockheed Martin securities. It therefore is the Corporation’s policy that employees and Directors may not engage in any of the following transactions described in this section (8.0).
Short Sales
8.3 A “short sale” is the practice of selling securities that are not owned at the time of sale with the intention of buying the securities necessary to consummate the transaction at a later time.
8.4 Short sales of Lockheed Martin’s securities evidence an expectation on the part of the seller that the securities will decline in value, and potentially signal to the market that the seller has no confidence in the Corporation’s short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Corporation’s performance and represent a potential conflict of interest. For these reasons, short sales of Lockheed Martin’s securities are prohibited by this policy. In addition, Section 16(c) of the Exchange Act prohibits Directors and Section 16 Officers from engaging in short sales.
Publicly Traded Options
8.5 A transaction in options is, in effect, a bet on the short-term movement of a company’s stock and has the potential to create the appearance that a Director or employee is trading based on inside information. Transactions in options also may focus the Director’s or employee’s attention on short-term performance at the expense of the Corporation’s long-term objectives. Accordingly, transactions in puts, calls, or other derivative securities, on an exchange or in any other organized market, are prohibited by this policy. Option or derivative positions arising from certain types of hedging transactions are governed by paragraphs 8.6 and 8.7.
Hedging Transactions
8.6 Hedging transactions are transactions involving the use of certain securities or financial products to protect against or limit the risk associated with the ownership of other securities, such as shares or securities employees may receive as part of their performance-based compensation. Hedging transactions include, but are not limited to, transactions involving derivative securities (e.g., puts and calls) and short sales (discussed in paragraphs 8.3 and 8.4).
8.7 Hedging transactions may create the appearance of impropriety, create potential conflicts of interest, and are inconsistent with the duties of an employee or Director to Lockheed Martin. As a result, Lockheed Martin employees and Directors may not purchase or sell derivative securities based on Lockheed Martin common stock or other Lockheed Martin securities. This policy also prohibits hedging or monetization transactions, such as forward-sale contracts, equity swaps, collars, and exchange funds, that are designed to hedge or offset any decrease in the market value of equity securities, lock in then-current market gains without the sale of the underlying security, or transactions in which the employee or Director may divest aspects of the risks and rewards of ownership.

Margin Accounts and Pledges
8.8 Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, nonpublic information or otherwise is not permitted to trade in Lockheed Martin securities, employees and Directors are prohibited from holding Lockheed Martin securities in a margin account or pledging Lockheed Martin securities as collateral for a loan. This does not include employee loans from Lockheed Martin savings plan accounts effected in accordance with plan terms (discussed in paragraph 6.2).
9.0 Directors and Section 16 Officers
Directors and Section 16 Officers are required to pre-clear with the Senior Vice President, General Counsel & Corporate Secretary all transactions in Lockheed Martin securities that are subject to, and not otherwise prohibited by, this policy. To request pre-clearance, a Director or Executive Officer is required to send an email to the Senior Vice President, General Counsel & Corporate Secretary confirming that such individual is not in possession of material, non-public information about Lockheed Martin. In addition, Directors and Section 16 Officers are also subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Exchange Act.
10.0 Transactions by Family Members or Controlled Entities
10.1 This policy also applies to any employee’s or Director’s family members who reside with the employee, anyone else who lives in the employee’s household, and any family members who do not live in the employee’s household but whose transactions in Lockheed Martin securities are directed by, or are subject to, the employee’s or Director’s influence or control (such as parents or children who consult with the employee or Director before they trade in Lockheed Martin securities).
10.2 This policy also applies to (i) any entities that an employee or Director controls, such as partnerships, trusts, limited liability companies, and corporations, and (ii) brokerage accounts maintained for the benefit of an employee, Director, or their family members if an employee or Director has discretion over the accounts. Employees and Directors are responsible for the transactions of these other entities and accounts and therefore should consult with the attorneys listed in Section 11 before they trade in Lockheed Martin securities.
11.0 Company Assistance
Any person who has a question about this policy or its application to any proposed transaction may obtain additional guidance from the office of the Senior Vice President, General Counsel & Corporate Secretary. Click here to view the list of attorneys who can assist with these inquiries.
12.0 Violations
Violation of this policy is grounds for disciplinary action, up to and including termination of employment. Any violation or perceived violation of this policy should be reported immediately to the Senior Vice President, General Counsel & Corporate Secretary, any of the attorneys listed in Section 11, or to Ethics.
13.0 Legal Effect of this Policy
Lockheed Martin's policy with respect to insider trading and the disclosure of material, nonpublic information, and the procedures that implement that policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific, and evolving. Some of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.
14.0 Deviations
Any deviation from this policy requires the prior approval of the Owner listed in Lockheed Martin Command Media Central or designee.

//s// Kevin J. O’Connor
Senior Vice President, General Counsel & Corporate Secretary